1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC January 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — February 14, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for January 2008: on an unconsolidated basis, sales were NT$30,286 million, an increase of 4.0 percent over December 2007 and an increase of 45.2 percent over January 2007.
On a consolidated basis, net sales for January 2008 were NT$ 31,069 million, an increase of 3.6 percent over December 2007 and an increase of 45.3 percent over January 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease) %
January	30,286	20,851	45.2

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease) %
January	31,069	21,389	45.3

*	Year 2008 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 14, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Jan. 2008.
1)	Sales volume (in NT$ thousand)

Period	Items	2008	2007
Jan.	Net sales	30,286,454	20,851,395
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Jan.	Bal. as of period end
TSMC	100,254,974	—	—
TSMC’s subsidiaries	31,810,594	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Jan.	Bal. as of period end
TSMC	125,318,718	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,138,900	33,826,184	—	—
	Mark to Market Profit/Loss	(190,221)	124,474	—	—
Expired Contracts	Notional Amount	3,247,000	30,810,600	—	—
	Realized Profit/Loss	(248)	(761)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	9,117	—	—	—
	Mark to Market Profit/Loss	70	—	—	—
Expired Contracts	Notional Amount	25,690	—	—	—
	Realized Profit/Loss	471	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 14, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer